UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 October 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 29, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the Third Quarter of 2026

Taipei, October 29, 2026 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$244,161 million for 3Q26, up by 44.8% year-over-year and up by 27.8% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$26,996 million, up from NT$10,870 million in 3Q25 and up from NT$21,065 million in 2Q26.  Basic earnings per share for the quarter were NT$6.13 (or US$0.384 per ADS), compared to NT$2.50 for 3Q25 and NT$4.80 for 2Q26.  Diluted earnings per share for the quarter were NT$5.84 (or US$0.365 per ADS), compared to NT$2.41 for 3Q25 and NT$4.61 for 2Q26.

RESULTS OF OPERATIONS

3Q26 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 50%, 11%, 38%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$190,194 million for the quarter, up from NT$150,917 million in 2Q26.

-	Raw material cost totaled NT$116,793 million for the quarter, representing 48% of the total net revenues.

-	Labor cost totaled NT$23,777 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$20,664 million for the quarter.

●	Gross margin increased by 1.1 percentage points to 22.1% in 3Q26 from 21.0% in 2Q26.

●	Operating margin was 13.6% in 3Q26, compared to 11.1% in 2Q26.

●	Non-operating items:

-	Net interest expense was NT$2,611 million.

-	Net gain on foreign exchange hedging activities was NT$1,176 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.).  Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

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-	Net gain on equity-method investments was NT$190 million.

-	Other net non-operating income was NT$813 million, primarily attributable to miscellaneous income.

Total non-operating expenses for the quarter were NT$432 million.

●	Income before tax was NT$32,710 million in 3Q26, compared to NT$25,696 million in 2Q26. We recorded income tax expense of NT$4,831 million for the quarter, compared to NT$4,171 million in 2Q26.

●	Net income attributable to shareholders of the parent was NT$26,996 million in 3Q26, compared to NT$10,870 million in 3Q25 and NT$21,065 million in 2Q26.

●	Our total number of shares outstanding at the end of the quarter was 4,488,092,493, including treasury stock owned by our subsidiaries in 3Q26. Our 3Q26 basic earnings per share of NT$6.13 (or US$0.384 per ADS) were based on 4,403,114,522 weighted average number of shares outstanding in 3Q26. Our 3Q26 diluted earnings per share of NT$5.84 (or US$0.365 per ADS) were based on 4,532,143,664 weighted average number of shares outstanding in 3Q26.

3Q26 Results Highlights – ATM

●	Net revenues were NT$151,485 million for the quarter, up by 51.0% year-over-year and up by 20.1% sequentially.

●	Cost of revenues was NT$105,073 million for the quarter, up by 35.4% year-over-year and up by 14.6% sequentially.

-	Raw material cost totaled NT$40,974 million for the quarter, representing 27% of the total net revenues.

-	Labor cost totaled NT$20,013 million for the quarter, representing 13% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$19,131 million for the quarter.

●	Gross margin increased by 3.3 percentage points to 30.6% in 3Q26 from 27.3% in 2Q26.

●	Operating margin was 20.0% in 3Q26, compared to 15.7% in 2Q26.

3Q26 Results Highlights – EMS

●	Net revenues were NT$93,469 million, up by 35.4% year-over-year and up by 42.1% sequentially.

●	Cost of revenues for the quarter was NT$85,676 million, up by 36.8% year-over-year and up by 43.0% sequentially.

-	Raw material cost totaled NT$76,221 million for the quarter, representing 82% of the total net revenues.

-	Labor cost totaled NT$3,698 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,289 million for the quarter.

●	Gross margin decreased by 0.6 percentage points to 8.3% in 3Q26 from 8.9% in 2Q26.

●	Operating margin was 3.3% in 3Q26, compared to 2.4% in 2Q26.

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LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 3Q26 totaled US$2,104 million, of which US$991 million was used in packaging operations, US$1,067 million in testing operations, US$41 million in EMS operations and US$5 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$457,283 million as of September 30, 2026.

●	Current ratio was 1.16 and net debt to equity ratio was 0.66 as of September 30, 2026.

●	Total number of employees was 119,346 as of September 30, 2026, compared to 114,558 as of June 30, 2026.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 46% of our total net revenues in 3Q26, compared to 44% in 2Q26. One customer accounted for more than 10% of our total net revenues in 3Q26.

●	Our top 10 customers contributed 63% of our total net revenues in 3Q26, compared to 60% in 2Q26.

●	Our customers that are integrated device manufacturers or IDMs accounted for 46% of our total net revenues in 3Q26, compared to 41% in 2Q26.

EMS Basis

●	Our five largest customers together accounted for approximately 70% of our total net revenues in 3Q26, compared to 58% in 2Q26. Two customers each accounted for more than 10% of our total net revenues in 3Q26 individually.

●	Our top 10 customers contributed 78% of our total net revenues in 3Q26, compared to 69% in 2Q26.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with

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cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20-F filed on April 1, 2026.

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Supplemental Financial Information

(Unaudited)

Consolidated Operations

	3Q26	2Q26	3Q25
EBITDA[2] (NT$ million)	57,963	45,779	32,613

ATM Operations

	3Q26	2Q26	3Q25
Net Revenues (NT$ million)	151,485	126,148	100,289
Revenues by Application
Communication	38%	41%	45%
Computing	34%	30%	25%
Automotive, Consumer & Others	28%	29%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	51%	49%	48%
Wirebonding	24%	24%	26%
Others	6%	6%	6%
Testing	17%	19%	18%
Material	2%	2%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	2,063	1,646	736
EBITDA[2] (NT$ million)	52,440	41,491	27,969
Number of Wirebonders	24,801	24,815	25,120
Number of Testers	8,831	8,348	7,066

EMS Operations

	3Q26	2Q26	3Q25
Net Revenues (NT$ million)	93,469	65,789	69,022
Revenues by Application
Communication	19%	22%	30%
Computing	21%	16%	9%
Consumer	41%	36%	40%
Industrial	12%	16%	12%
Automotive	6%	8%	7%
Others	1%	2%	2%
Capacity
Equipment CapEx (US$ million)	41	49	40

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2026	Jun. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025	Sep. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025
Net revenues
Packaging	122,173	99,387	79,806	310,541	221,877
Testing	26,302	23,665	18,420	71,008	51,037
EMS	92,997	65,411	68,405	219,769	188,638
Others	2,689	2,601	1,938	7,569	5,920
Total net revenues	244,161	191,064	168,569	608,887	467,472

Cost of revenues	(190,194)	(150,917)	(139,692)	(479,955)	(388,015)
Gross profit	53,967	40,147	28,877	128,932	79,457

Operating expenses
Research and development	(11,273)	(10,229)	(8,308)	(30,712)	(23,891)
Selling, general and administrative	(9,552)	(8,788)	(7,368)	(26,455)	(22,501)
Total operating expenses	(20,825)	(19,017)	(15,676)	(57,167)	(46,392)
Operating income	33,142	21,130	13,201	71,765	33,065

Net non-operating income and expenses
Interest expense - net	(2,611)	(1,853)	(1,428)	(6,040)	(3,887)
Foreign exchange gain (loss) - net	(636)	738	(3,790)	(2,123)	6,420
Gain (Loss) on valuation of financial assets and liabilities - net	1,812	2,899	5,191	7,775	(4,035)
Gain on equity-method investments - net	190	2,298	294	3,216	557
Others - net	813	484	508	1,975	921
Total non-operating income and expenses	(432)	4,566	775	4,803	(24)
Income before tax	32,710	25,696	13,976	76,568	33,041

Income tax expense	(4,831)	(4,171)	(2,615)	(12,632)	(6,213)
Income from operations and before non-controlling interests	27,879	21,525	11,361	63,936	26,828
Non-controlling interests	(883)	(460)	(491)	(1,743)	(883)

Net income attributable to shareholders of the parent	26,996	21,065	10,870	62,193	25,945

Per share data:
Earnings per share
– Basic	NT$6.13	NT$4.80	NT$2.50	NT$14.17	NT$5.99
– Diluted	NT$5.84	NT$4.61	NT$2.41	NT$13.40	NT$5.73

Earnings per equivalent ADS
– Basic	US$0.384	US$0.304	US$0.168	US$0.895	US$0.383
– Diluted	US$0.365	US$0.292	US$0.162	US$0.846	US$0.367

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,532,144	4,505,703	4,419,121	4,510,216	4,414,605

FX (NTD/USD)	31.96	31.59	29.74	31.69	31.24

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ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2026	Jun. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025	Sep. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025
Net revenues
Packaging	122,945	100,324	80,602	312,942	224,402
Testing	26,302	23,665	18,420	71,008	51,037
Direct material	2,148	2,057	1,190	5,826	3,839
Others	90	102	77	291	244
Total net revenues	151,485	126,148	100,289	390,067	279,522

Cost of revenues	(105,073)	(91,661)	(77,592)	(279,970)	(216,966)
Gross profit	46,412	34,487	22,697	110,097	62,556

Operating expenses
Research and development	(9,375)	(8,384)	(6,695)	(25,256)	(19,058)
Selling, general and administrative	(6,794)	(6,325)	(5,140)	(18,943)	(15,484)
Total operating expenses	(16,169)	(14,709)	(11,835)	(44,199)	(34,542)
Operating income	30,243	19,778	10,862	65,898	28,014

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ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2026	Jun. 30 2026	Sep. 30 2025	Sep. 30 2026	Sep. 30 2025

Net revenues	93,469	65,789	69,022	221,132	190,088

Cost of revenues	(85,676)	(59,916)	(62,643)	(201,604)	(172,632)
Gross profit	7,793	5,873	6,379	19,528	17,456

Operating expenses
Research and development	(1,969)	(1,887)	(1,671)	(5,606)	(4,974)
Selling, general and administrative	(2,713)	(2,417)	(2,167)	(7,375)	(6,820)
Total operating expenses	(4,682)	(4,304)	(3,838)	(12,981)	(11,794)
Operating income	3,111	1,569	2,541	6,547	5,662

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Sep. 30, 2026	As of Jun. 30, 2026 (Retrospectively Adjusted)
Current assets
Cash and cash equivalents	88,421	91,292
Financial assets – current	19,517	16,081
Trade receivables	174,495	143,318
Inventories	99,721	86,268
Others	37,313	23,565
Total current assets	419,467	360,524

Financial assets - non-current & investments - equity -method	70,189	67,852
Property, plant and equipment	621,962	517,715
Right-of-use assets	16,480	14,427
Intangible assets	65,731	65,937
Others	50,956	44,988
Total assets	1,244,785	1,071,443

Current liabilities
Short-term borrowings[3]	70,428	60,063
Long-term debts - current portion	5,141	11,787
Trade payables	126,991	99,513
Others	160,317	165,445
Total current liabilities	362,877	336,808

Bonds payable	42,201	14,985
Long-term borrowings[3]	276,633	209,603
Other liabilities	109,152	90,852
Total liabilities	790,863	652,248

Equity attributable to shareholders of the parent	422,834	389,203
Non-controlling interests	31,088	29,992
Total liabilities & shareholders’ equity	1,244,785	1,071,443

Current ratio	1.16	1.07
Net debt to equity ratio	0.66	0.47

3 Borrowings include bank loans and bills payable.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2026	Jun. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025	Sep. 30 2026 (Retrospectively Adjusted)	Sep. 30 2025
Cash Flows from Operating Activities
Income before tax	32,710	25,696	13,976	76,568	33,041
Depreciation & amortization	22,258	20,003	16,992	60,929	49,614
Other operating activities items	(4,506)	1,315	(16,342)	(3,634)	(11,211)
Net cash generated from operating activities	50,462	47,014	14,626	133,863	71,444
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(125,852)	(79,849)	(44,920)	(249,792)	(124,373)
Other investment activities items	(1,490)	(3,240)	(996)	(6,383)	(2,677)
Net cash used in investing activities	(127,342)	(83,089)	(45,916)	(256,175)	(127,050)
Cash Flows from Financing Activities
Net proceeds from borrowings and bonds	100,925	39,864	49,518	140,862	87,825
Dividends paid	(28,958)	-	(23,034)	(28,958)	(23,034)
Other financing activities items	1,067	(709)	1,234	1,122	835
Net cash generated from financing activities	73,034	39,155	27,718	113,026	65,626
Foreign currency exchange effect	975	401	5,929	5,238	(11,371)
Net increase (decrease) in cash and cash equivalents	(2,871)	3,481	2,357	(4,048)	(1,351)
Cash and cash equivalents at the beginning of period	91,292	87,811	72,785	92,469	76,493
Cash and cash equivalents at the end of period	88,421	91,292	75,142	88,421	75,142

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